Filing under Rule 425 under
the Securities Act of 1933
and deemed filed under Rule 14a-12
of the Securities Exchange Act of 1934
Filing by: CSR plc
Subject Company: CSR plc
SEC File No. of CSR plc: 132-00001

The following is the announcement made by CSR plc ("SCR") in connection with the proposed merger of SiRF Technology Holdings, Inc. ("SiRF") with a subsidiary of CSR.

CSR PLC (“CSR”) ANNOUNCES AGREEMENT
FOR SiRF TECHNOLOGY HOLDINGS, INC (“SIRF”) TO MERGE INTO CSR

STRENGTHENS CSR’S LEADERSHIP POSITION IN THE CONNECTIVITY CENTRE

CAMBRIDGE, ENGLAND - 10 February, 2009 – CSR (LSE: CSR.L) and SiRF (NASDAQ: SIRF), today announce that they have entered into a merger agreement (the “Merger Agreement”) under which SiRF will merge with a newly organised U.S. subsidiary of CSR (the “Merger”). Completion of the Merger is subject to the approval of both SiRF and CSR’s shareholders, regulatory clearance and certain other conditions.

Highlights

•	SiRF shareholders will receive 0.741 of an ordinary share in CSR for each SiRF share, which, as at close on 9 February 2009 values SiRF at approximately £91 million ($136 million)
o

This represents a premium of approximately 91% to the closing SiRF share price of $1.08 on 9 February 2009, and a premium of approximately 57% to the average closing SiRF share price over the prior three months

•	Following completion, SiRF shareholders will own approximately 27% of the enlarged CSR group

•

SiRF is a leader in semiconductor-based GPS location platforms with strong hardware, software and system capabilities and generated revenues of $232 million for the financial year 2008. CSR is a global leader in Bluetooth and the Connectivity Centre and generated revenues of $695 million in 2008

•	Enhances CSR’s financial position
o	diversifies revenue base, by customer, market and technology
o	substantial combined cash balance ($378 million as at end of financial year 2008)
o	estimated annual cost synergies of at least $35 million – expected to be implemented within 60 days post completion
o	expected to be significantly accretive to earnings per share (excluding non-recurring restructuring charges and acquisition-related amortisation) in H2 2009 and FY 2010

•	Strengthens and diversifies CSR’s business
o	CSR will become a global leader in both Bluetooth and GPS
o	increases scale in the high growth GPS market
o	complementary customer relationships
o	strong combined IP portfolio

•	Strengthens leading position in the Connectivity Centre
o	enhances Connectivity Centre portfolio by adding proven GPS and location technology
o	addresses increasing customer demand for integrated Bluetooth and GPS
o	strong support from Tier 1 customers
o	de-risks CSR’s strategic plan

•

Dado P. Banatao, Executive Chairman and acting CEO of SiRF, together with Tallwood Venture Capital, and Kanwar Chadha, Founder of SiRF, have committed to vote their shares in SiRF in favour of the Merger, representing in total 4.8% of the issued share capital of SiRF

•	Dado P. Banatao and Kanwar Chadha will be invited to join the CSR Board as Non-Executive Director and Executive Director respectively

•	The Merger is expected to complete late in the second quarter of 2009 and is subject to CSR and SiRF shareholder and regulatory approvals and other customary closing conditions

Commenting on the Merger, Joep van Beurden, CEO of CSR, said: “Financially, strategically and commercially, this is a compelling transaction. We expect it to be significantly accretive, to enhance the enlarged group’s financial strength and cash position and to create new and wider revenue opportunities that neither party on its own could pursue as effectively. Strategically, this deal considerably strengthens our leadership position in the Connectivity Centre, a strategy which we believe encapsulates the way our marketplace is developing. Commercially, there is a powerful, complementary fit between the technologies, skill sets and customer relationships of both companies and the way we both see our customers’ needs evolving. Together we create a group substantially better placed both to meet the challenges of today and to emerge even stronger from the current testing market conditions. This transaction is an exciting opportunity for shareholders, employees and customers.”

Dado Banatao, added "This transaction unites two market and technology leaders in their respective fields who together will be able to deliver a broad portfolio of innovative products that are critical to the rapid evolution of consumer electronics, mobile phones, mobile computers and automotive devices. Our market opportunity is being driven by growing consumer demand for greater functionality. Our ability to offer customers both leading edge location and connectivity technologies will be a key competitive advantage. Together with CSR, we can accelerate our strategic plans, realize growth opportunities faster than either company could on its own, diversify our revenues and capitalize on market opportunities to create value for shareholders."

Introduction

CSR and SiRF today announce that they have entered into a merger agreement (the “Merger Agreement”) under which SiRF will merge with a newly-organised U.S. subsidiary of CSR (the “Merger”).  Under the terms of the Merger Agreement, it is proposed that SiRF shareholders will receive 0.741 of an ordinary share in CSR for each SiRF share, which, as at close on 9 February values SiRF at approximately £91 million or $136 million (assumes US Dollar to British Pound exchange rate of £1:$1.494). This represents a premium of approximately 91% to the closing share price of $1.08 on 9 February 2009, and a premium of approximately 57% to the average closing share price over the prior three months (based on the CSR closing price on 9 February 2009). Following completion, SiRF shareholders will own approximately 27% of the enlarged CSR group (taking into account in the money options of both CSR and SiRF).

Background to and reasons for the Proposed Merger

The Boards of CSR and SiRF believe that the proposed combination of the two companies will create a global leader in wireless connectivity and location solutions. This transaction has a compelling financial, strategic and commercial case and strengthens CSR’s leading position in the Connectivity Centre.

Compelling financial case

The transaction diversifies CSR’s revenue streams, creating a better balanced business to meet the changing marketplace. Combined revenues of CSR and SiRF totalled $927 million in 2008.

CSR believes a combination of CSR and SiRF will deliver significant further cost savings from gross margin improvements and reduced R&D, sales and marketing and overheads costs. CSR believes that annual cost synergies of at least $35 million can be implemented within 60 days post completion of this transaction, incurring a one-off charge of $15 million. Taking these synergies into account, CSR expects the transaction to be significantly accretive to earnings per share (excluding non-recurring restructuring charges and acquisition-related amortisation) in H2 2009 and FY 2010.

The combined group will have substantial cash ($378 million pro forma as at the end of financial year 2008) and no bank debt. The Group’s increased scale, diversity and balance sheet strength de-risk the business model and enhance CSR’s flexibility.

Strengthens and diversifies CSR

SiRF has a proven GPS track record and market-leading GPS technology. This complements CSR’s leading Bluetooth position in the mobile handset market creating, on completion, a global leader in two core segments of the Connectivity Centre.

CSR gains immediate scale in a fast growing sector of the Connectivity Centre. CSR believes that GPS technology will become pervasive in the mobile devices market. Market penetration of GPS in the mobile handset market is estimated by CSR to be some 20% in 2008, and is expected to double by 2012. The enlarged group will have a substantial share of this fast growing market and will leverage the strength of its complementary customer relationships to cross sell GPS and Bluetooth.

SiRF has a significant GPS and AGPS patent portfolio which underpins its existing GPS products. CSR has an extensive patent portfolio in the area of EGPS. GPS, AGPS and EGPS are all complementary technologies and CSR intends to leverage this combined patent strength to drive forward innovation of new GPS chips.

Strengthen leading position in the Connectivity Centre

The Connectivity Centre is central to CSR’s strategy. This transaction accelerates its strategic goals by adding a GPS solution that has considerable traction with leading Tier 1 customers. Furthermore, the addition of SiRF’s GPS technology and established market presence de-risks CSR’s strategic plan.

SiRF will augment CSR’s R&D and technical capability and CSR intends to use this platform to address customer demand for integrated Bluetooth and GPS. CSR believes customers will be supportive of this transaction.

In view of the above compelling rationale for the combination of SiRF and CSR, the Boards of both companies unanimously endorse this transaction.

UBS Investment Bank and Rothschild are acting as financial advisors to CSR, and, in accordance with Chapter 8 of the Listing Rules, UBS Investment Bank is acting as sponsor to CSR in connection with the Merger.

Enquiries:

CSR Financial Media Contacts:	CSR Analyst and Investor Contacts:
Tom Buchanan Chris Blundell Brunswick Group +44 (0)20 7404 5959	Will Gardiner Scott Richardson Brown CSR plc +44(0) 1223 692000

UBS Investment Bank	Rothschild
Phil Shelley Dominic Lester + 44 (0)20 7568 1000	Dominic Hollamby Warner Mandel +44 (0)20 7280 5000

Merger Terms

Under the terms of the Merger Agreement, SiRF shareholders will receive 0.741 of an ordinary share in CSR for each outstanding SiRF share, representing aggregate consideration of approximately $136 million (assuming exercise of all vested in-the-money SiRF share options).

The Merger Agreement sets out the terms of the Merger, including conditions to completion, certain termination rights, a description of the circumstances in which a termination fee may become payable, mutual representations and warranties and various covenants relating to the operation of the businesses of CSR and SiRF during the period until completion.

In connection with the merger, CSR will register the issuance of its shares under the U.S. Securities Act of 1933, and after the merger CSR will be subject to the periodic reporting and certain other obligations under the U.S. Securities Exchange Act of 1934.

Further details of the terms of the Merger Agreement are set out in Appendix I to this announcement.

Financial Overview

For the fiscal year ended 27 December 2008, under US GAAP, SiRF had revenues of $232 million (2007: $329 million). Net loss before provision for income taxes for the fiscal year ended 27 December 2008 was $360 million (2007: loss of $6 million) and the net basic loss per share was $6.47 (2007: loss of $0.19) on U.S. GAAP basis. This loss included a goodwill impairment charge of $216 million and an acquisition-related asset impairment charge of $43 million. After adjusting for these and certain other items, SiRF had a non-GAAP net loss of $36 million (2007: profit of $60 million). As at 27 December 2008, SiRF had $116 million (2007: $139 million) in cash and cash equivalents and marketable securities and gross assets of $195 million (2007: $564 million).

These results are based on preliminary information and have not been audited.

For the fiscal year ended 2 January 2009, under IFRS, CSR had revenues of $695 million (2007: $849 million). Loss before tax for the fiscal year ended 2 January 2009 was $6 million (2007: Profit of $156 million) and the basic net loss per share was $0.05 (2007: profit of $0.86) on IFRS basis. This loss included an asset impairment of $53 million. As at 2 January 2009, CSR had cash and cash equivalents and treasury deposits of $262 million (2007: $245 million) and gross assets of $592 million (2007: $670 million).

General Meeting of CSR

The Merger is conditional, inter alia, on the approval of CSR shareholders which will be sought at a General Meeting expected to take place in May or June 2009 following posting of the requisite circular to CSR shareholders and publication of a prospectus in due course.

Information on SiRF

SiRF, inc. (NASDAQ: SIRF) develops and markets multifunction location platforms based on semiconductor and software products that are designed to enable location-awareness utilising GPS and other location technologies, enhanced by wireless connectivity and multimedia capabilities for high-volume mobile consumer devices and commercial applications. Founded in 1995, SiRF is listed on the NASDAQ National Market under the ticker symbol "SIRF", and has its headquarters in San Jose, California.

SiRF’s technology has been integrated into a wide range of mobile consumer devices such as automobile navigation and telematics systems, PNDs, mobile phones, mobile computers, mobile internet devices, handheld and wearable GPS recreational devices, digital cameras and camcorders, mobile gaming devices, child and pet trackers, GPS-based peripherals as well as into commercial applications such as logistics management systems, enterprise and carrier LBS servers, asset tracking devices and fleet management systems.

SiRF generated revenues of $232 million in 2008, and had gross assets of $195 million as at 27 December 2008

SEC filings made by SiRF are available from the IR section of SiRF’s website, http://investor.sirf.com/sec.cfm.

SiRF has been engaged in litigation with a subsidiary of Broadcom Corporation before the U.S. International Trade Commission and in the U.S. District Court for the Central District of California relating to alleged patent infringement, and in January of this year the ITC determined that SiRF had infringed certain of the subsidiary's patents and issued a Limited Exclusion Order and Cease and Desist Order inter alia prohibiting SiRF and four of its customers from importing products containing the allegedly infringing technology into the U.S. While not admitting the alleged infringement, SiRF has announced that it has been implementing patent work-arounds with all its relevant customers in order to avoid any violation of the Commission's orders and any related claims of infringement. CSR and its legal advisors examined the pending litigation, exclusion order, work-arounds and damages exposure in its due diligence process, and factored these considerations into its valuation of SiRF.

Timetable

Mid Feb – Mid March	HSR waiting period and clearance
April - May	Circular sent to CSR shareholders and publication of the Prospectus F-4 registration statement sent to SiRF shareholders
May - June	CSR and SiRF shareholder meetings to approve the transaction
June	Completion

CSR intends to send a circular to its shareholders containing a notice of General Meeting in due course (the "Circular"), which will also set out the timetable for the Merger. Assuming all conditions are satisfied, CSR currently expects the Merger to complete late in the second quarter of 2009.

Management of the enlarged CSR group

Following completion of the Merger, Dado Banatao and Kanwar Chadha will be invited to join the CSR Board, as Non-Executive Director and Executive Director respectively. The CSR Board will continue to be chaired by Ron Mackintosh and the enlarged CSR group will be headed by CSR CEO Joep van Beurden.

Dado Banatao and Kanwar Chadha (together with Tallwood Venture Capital) have committed to vote their shares in SiRF in favour of the merger, representing in total 4.8% of the issued share capital of SiRF (subject to any fiduciary duties or other duties each may have as a director or officer of SiRF).

Analyst and investor conference call

UK Webcast:

A presentation for analysts and investors will be held at 9.00am UK time today at UBS, 100 Liverpool Street, London EC2M 2RH. A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 9.00am UK time today and will be available to view on demand from approximately 3.00pm. To listen to the presentation dial: +44 (0)20 8609 0582. To access the presentation replay dial +44 (0)20 8609 0289 Passcode: 251877#. The replay facility will be available for one week after the presentation.

US Webcast:

A conference call for US analysts and investors will be held at 9.00am EST today. A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 9.00am EST time today and will be available to view on demand from approximately 3.00pm. To access this call dial (USA Free Call) 1 866 928 6049. To access the conference call replay dial 1 866 676 5865 Passcode: 251878#. The replay facility will be available for one week after the presentation.

A recording of the analyst and investor call will also be available on the investor relations pages of the CSR website (www.csr.com) for six months.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of CSR for the current or future financial years would necessarily match or exceed the historical published earnings per share of CSR.

UBS Investment Bank and NM Rothschild & Sons Limited do not accept any responsibility for the contents of this announcement or for any statement made or purported to be made by either of them or on their behalf in connection with the Merger. Each of UBS Investment Bank and NM Rothschild & Sons Limited accordingly disclaims all and any liability whether arising in tort, contract or otherwise which either of them might otherwise have in respect of this announcement or any such statement.

This announcement does not constitute, or form part of, an offer to sell, or the solicitation of an offer to subscribe for or buy any securities.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with English Law including the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.

FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the current expectations and beliefs of management of CSR plc (“CSR”) concerning the proposed merger of SiRF Technology Holdings, Inc. (“SiRF”) with SiRF Acquisition Sub, Inc., a direct, wholly-owned subsidiary of CSR (the “merger”) and other future events and their potential effects on CSR, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of CSR management, are not guarantees of future results and are subject to a significant number of risks and uncertainties, and actual results may differ materially from the results anticipated in these forward looking statements. Those risks and uncertainties include, without limitation: the ability to obtain the approval of the transaction by SiRF’s stockholders and CSR’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the ability to integrate SiRF’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for SiRF’s and CSR’s products; the combined company’s ability to develop and market a multifunction radio product containing SiRF’s GPS-based location technology and CSR’s Bluetooth technology in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short–term; factors affecting the quarterly results of CSR, SiRF and the combined company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, SiRF and the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, SiRF and the combined company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in SiRF’s periodic reports filed with the United States Securities and Exchange Commission (“SEC”), including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR’s and SiRF’s other filings with the SEC. The forward-looking statements in this communication are qualified by the risk factors set forth in those documents. Each statement speaks only as of the date of this communication (or any earlier date indicated in this communication) and CSR undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances. Investors, potential investors and others should give careful consideration to these risks and uncertainties

.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed merger transaction involving CSR and SiRF. In connection with the proposed merger, CSR intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of CSR and SiRF plan to file other documents with the SEC regarding the proposed merger transaction. The definitive proxy statement/prospectus will be mailed to stockholders of SiRF. Before making any voting or investment decision, SiRF’s stockholders are urged to read the proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the proposed merger. Investors and stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. SiRF’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to CSR, Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 0WH, United Kingdom, Attention: Investor Relations, +44 (0) 1223 692 000 or to SiRF, 217 Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480.

CSR and its directors and executive officers, SiRF and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from SiRF’s stockholders with respect to the proposed merger. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the fiscal year ended December 31, 2007 and available on its website at (http://www.CSR.com/home.php). None of CSR’s directors and executive officers holds any direct or indirect interests in SiRF. Information about SiRF’s directors and executive officers and their ownership of SiRF’s common stock is set forth in SiRF's annual report on Form 10-K for the fiscal year ended December 31, 2007 and SiRF's revised proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on July 3, 2008. Stockholders may obtain additional information regarding the interests of SiRF and its directors and executive officers and CSR and its directors and executive officers in the proposed merger, which may be different than those of SiRF’s stockholders generally, by reading the proxy statement/prospectus and other relevant documents regarding the proposed merger, when filed with the SEC.

APPENDIX I

The key terms and conditions of the Merger Agreement are described below.

Transaction Structure

A subsidiary of CSR will be merged with and into SiRF and as a result SiRF will become a wholly owned subsidiary of CSR. On completion of the Merger, each outstanding share of SiRF’s common stock will be cancelled and converted into the right to receive 0.741 of an ordinary share in CSR. No fractional share interests will be issued and cash will be paid in lieu of fractions.

Conditions to the Merger

The material conditions to completion of the Merger are:

•	approval of the requisite resolutions by SiRF shareholders;
•	approval of the requisite resolutions by CSR shareholders;
•	admission of the CSR ordinary shares issuable to SiRF shareholders pursuant to the Merger Agreement to the Official List and to trading on the London Stock Exchange;
•	receipt of required approvals under the Hart-Scott-Rodino Antitrust improvements Act of 1976;
•	effectiveness of the Company’s registration statement in the United States;
•	accuracy of each party’s representations and warranties (except where any inaccuracy has not had a material adverse effect); and
•	performance by each party of its material obligations under the Merger Agreement.

There can be no assurance that these conditions will be satisfied or that the Merger will be completed.

Termination Rights

Each party is able to terminate the Merger Agreement:

•	by mutual consent; or
•	if the Merger is not completed by 31 August 2009, subject to extension in certain circumstances; or
•	if either party’s shareholders do not approve the Merger.

CSR may also terminate the Merger Agreement, if at any time prior to completion:

•	SiRF’s board of directors withdraws, modifies or amends its recommendation of the Merger in a manner adverse to CSR; or
•	SiRF’s board of directors approves another acquisition offer; or

•

SiRF breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement in a manner that would have a material adverse effect on SiRF and fails to remedy such breach; or

•

SiRF’s audited financial statements for the year ended 27 December 2008 as included in SiRF’s Annual Report on Form 10-K are not accompanied by an unqualified opinion of its auditors or are materially and adversely different from SiRF’s unaudited condensed balance sheet and statement of operations for the year ended 27 December 2008 as included in SiRF’s report on Form 8-K furnished to the SEC if such event would reasonably be expected to cause a material adverse effect on SiRF and the agreement is terminated within 20 business days following the filing of such report.

SiRF may also terminate the Merger Agreement, if:

•	prior to obtaining its shareholders’ approval, the board of directors of SiRF approves another acquisition offer; or
•

CSR breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement in a manner that would have a material adverse effect on CSR and fails to remedy such breach; or

•	CSR’s board of directors withdraws, modifies or amends its recommendation of the Merger in a manner adverse to SiRF.

Termination Fees

SiRF has agreed to pay to CSR a termination fee in the following circumstances:

•	if SiRF terminates the Merger Agreement to accept another acquisition offer; or
•	if CSR terminates the Merger Agreement in the event that SiRF takes any of a list of actions in support of another acquisition offer; or
•

if after another acquisition offer is announced, the Merger Agreement is terminated by either party for failure to complete before the outside date or failure of SiRF’s shareholders to approve the Merger and within 6 months following such termination, SiRF enters into or consummates a takeover; or

•

if CSR terminates the Merger Agreement because SiRF’s board of directors withdraws, modifies or amends its recommendation of the Merger in a manner adverse to CSR unless the board of directors of SiRF withdraws, modifies or amends its recommendation because of a material adverse change of CSR.

CSR has agreed to pay to SiRF a termination fee if SiRF terminates the Merger Agreement because CSR’s board of directors withdraws, modifies or amends its recommendation of the Merger in a manner adverse to SiRF unless the board of directors of CSR withdraws, modifies or amends its recommendation because of a material adverse change of SiRF.

The termination fees payable by SiRF and CSR are equal to one per cent of CSR’s market capitalisation as of the date of this announcement.

Representations and Warranties

The Merger Agreement contains customary representations and warranties for both parties, which are generally qualified by “material adverse effect”. Their principal purpose is that their continued accuracy (except as would not give rise to a material adverse effect) is a condition to completion of the Merger.

Other provisions

The parties have agreed that in the period from signing to completion of the Merger, among other things:

•

each party will use commercially reasonable efforts to maintain and preserve intact its business organisation and will not take a list of specific actions that would undermine the basis of the transaction;

•

CSR and SiRF will jointly prepare and file in the United States one document constituting (i) SiRF’s “proxy statement” for the solicitation of the votes from SiRF shareholders in favour of the Merger and (ii) CSR’s registration statement for the registration of the issuance of CSR shares to SiRF shareholders; and

•

CSR will file with the UK Listing Authority (i) a shareholder circular seeking the approval of CSR Shareholders for the merger and issuance of shares to SiRF shareholders; and (ii) a prospectus in connection with the admission to the Official List of the UK Listing Authority and to trading on the London Stock Exchange of the CSR shares issued to SiRF Shareholders.

Pursuant to the Merger Agreement, SiRF and the Company have each agreed that it will not solicit or engage in negotiations relating to an acquisition transaction (other than the Merger) proposals for itself.

A full copy of the merger agreement will be available at the SEC's website (http://www.sec.gov) when SiRF files its periodic report on Form 8-K announcing the transaction.

APPENDIX II

Key Definitions

The following principal definitions apply throughout this document unless the context requires otherwise.

“Adjusted Earnings” means net income before non recurring restructuring charges relating to the Merger and acquisition related amortisation

“AGPS” means Assisted GPS

"CSR" or "Company" means CSR plc

“EGPS” means enhanced GPS

"General Meeting"   means the general meeting of CSR to be convened to seek approval from the holders of Ordinary Shares for the Merger

“GPS” means Global Positioning System

"Group" means CSR and its subsidiaries and subsidiary undertakings

"Merger" means the proposed merger of SiRF with a subsidiary of CSR on the terms and subject to the conditions set out in the Merger Agreement

"Merger Agreement" means the Agreement and Plan of Merger dated 9 February 2009, between CSR and SiRF and a wholly-owned subsidiary of CSR

"Ordinary Shares" means ordinary shares of 0.1p pence each in the capital of CSR

“Rothschild” means NM Rothschild & Sons Limited

“SEC” means the Securities and Exchange Commission

"SiRF" means SiRF Technology Holdings, Inc.

“UBS” or “UBS Investment Bank” means UBS Securities LLC or, in the case of the Company’s sponsor in relation to the Merger, UBS Limited

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia

This announcement assumes US Dollar to British Pound exchange rate of £1:$1.494

FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the current expectations and beliefs of management of CSR concerning the proposed merger and other future events and their potential effects on CSR, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of CSR management, are not guarantees of future results and are subject to a significant number of risks and uncertainties, and actual results may differ materially from the results anticipated in these forward looking statements. Those risks and uncertainties include, without limitation: the ability to obtain the approval of the transaction by SiRF’s stockholders and CSR’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the possibility that the proposed merger does not close when expected or at all, or that the companies may be required to modify aspects of the proposed merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the ability to integrate SiRF’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for SiRF’s and CSR’s products; the combined company’s ability to develop and market a multifunction radio product containing SiRF’s GPS-based location technology and CSR’s Bluetooth technology in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short–term; factors affecting the quarterly results of CSR, SiRF and the combined company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, SiRF and the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, SiRF and the combined company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in SiRF’s periodic reports filed with the SEC, including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR’s and SiRF’s other filings with the SEC. The forward-looking statements in this communication are qualified by the risk factors set forth in those documents. Each statement speaks only as of the date of this communication (or any earlier date indicated in this communication) and CSR undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed merger involving CSR and SiRF. In connection with the proposed merger, CSR intends to file with the SEC a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of CSR and SiRF plan to file other documents with the SEC regarding the proposed merger. The definitive proxy statement/prospectus will be mailed to stockholders of SiRF. Before making any voting or investment decision, SiRF’s stockholders are urged to read the proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the proposed merger. Investors and stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. SiRF’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to CSR, Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 0WH, United Kingdom, Attention: Investor Relations (Will Gardiner, Scott Richardson Brown or Brett Gladden), +44 (0) 1223 692 000 or to SiRF, 217 Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480.

PARTICIPANTS IN SOLICITATION

CSR and its directors and executive officers, SiRF and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from SiRF’s stockholders with respect to the proposed merger. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the fiscal year ended December 31, 2007 and available on its website at (http://www.CSR.com/home.php). None of CSR’s directors and executive officers holds any direct or indirect interests in SiRF. Information about SiRF’s directors and executive officers and their ownership of SiRF’s common stock is set forth in SiRF's annual report on Form 10-K for the fiscal year ended December 31, 2007 and SiRF's revised proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on July 3, 2008. Stockholders may obtain additional information regarding the interests of SiRF and its directors and executive officers and CSR and its directors and executive officers in the proposed merger, which may be different than those of SiRF’s stockholders generally, by reading the proxy statement/prospectus and other relevant documents regarding the proposed merger, when filed with the SEC.